

07001965

SEC ... MISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C. 199 SECTION


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52627 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Libra Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 870
(No. and Street)

| Los Angeles | CA | 90025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess M. Ravich (310) 312-5600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 355 South Grand Avenue, Suite 2000 | Los Angeles | CA | 90071 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jess M. Ravich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Libra Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOE V. ANTONOV
COMM. # 1415142
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. May 31, 2007


3/12/07
Notary Public

Signature

President & Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Independent Auditors' Report

The Manager
Libra Securities, LLC:

We have audited the accompanying statements of financial condition of Libra Securities, LLC as of December 31, 2006 and 2005 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Libra Securities, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2007

**LIBRA SECURITIES, LLC**

Statements of Financial Condition

December 31, 2006 and 2005

| **Assets** | | **2006** | **2005** |
|---|---|---|---|
| Cash and cash equivalents | $ | 5,415,816 | 5,482,572 |
| Restricted cash | | 481,996 | 169,527 |
| Securities held, at fair value | | 1,698,082 | 2,661,527 |
| Prepaid expenses | | 97,123 | 81,780 |
| Other assets | | 29,080 | 114,856 |
| Total assets | $ | 7,722,097 | 8,510,262 |
| **Liabilities and Member's Equity** | | | |
| Liabilities: | | | |
| Accrued compensation and benefits | $ | 887,900 | 839,251 |
| Accounts payable and other accrued expenses | | 245,554 | 229,911 |
| Total liabilities | | 1,133,454 | 1,069,162 |
| Member's equity | | 6,588,643 | 7,441,100 |
| Total liabilities and member's equity | $ | 7,722,097 | 8,510,262 |

See accompanying notes to financial statements.

**LIBRA SECURITIES, LLC**

Statements of Operations

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Revenues: | | | |
| Corporate finance service fees | $ | 8,959,346 | 15,152,226 |
| Net trading gains | | 1,115,221 | 1,272,232 |
| Commission income | | 130,640 | 396,255 |
| Interest and dividends | | 467,358 | 273,683 |
| Total revenues | | 10,672,565 | 17,094,396 |
| Expenses: | | | |
| Employee compensation and benefits | | 8,434,360 | 11,707,083 |
| Occupancy and equipment | | 677,927 | 719,075 |
| Promotional | | 526,493 | 291,427 |
| Professional fees | | 365,621 | 335,818 |
| Communication and data processing | | 337,818 | 354,237 |
| Other | | 679,470 | 622,086 |
| Total expenses | | 11,021,689 | 14,029,726 |
| Net income (loss) | $ | (349,124) | 3,064,670 |

See accompanying notes to financial statements.

**LIBRA SECURITIES, LLC**

Statements of Changes in Member's Equity

Years ended December 31, 2006 and 2005

| | | |
|---|---|---|
| Balance at December 31, 2004 | $ | 4,876,430 |
| Distribution to member | | (500,000) |
| Net income | | 3,064,670 |
| Balance at December 31, 2005 | | 7,441,100 |
| Distribution to member | | (503,333) |
| Net loss | | (349,124) |
| Balance at December 31, 2006 | $ | 6,588,643 |

See accompanying notes to financial statements.

**LIBRA SECURITIES, LLC**

Statements of Cash Flows

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ | (349,124) | 3,064,670 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Securities received in exchange for corporate finance services | | (333,333) | — |
| Securities distributed as employee compensation | | 186,667 | — |
| Changes in assets and liabilities: | | | |
| Restricted cash | | (312,469) | 856 |
| Securities held at fair value | | 1,106,778 | (12,676) |
| Prepaid expenses | | (15,343) | (9,298) |
| Other assets | | 85,776 | (64,805) |
| Accrued compensation and benefits | | 48,649 | (324,013) |
| Accounts payable and other accrued expenses | | 15,643 | 12,194 |
| Net cash provided by operating activities | | 433,244 | 2,666,928 |
| Cash flows from financing activities: | | | |
| Capital distribution | | (500,000) | (500,000) |
| Net cash used in financing activities | | (500,000) | (500,000) |
| Net increase (decrease) in cash | | (66,756) | 2,166,928 |
| Cash and cash equivalents, beginning of year | | 5,482,572 | 3,315,644 |
| Cash and cash equivalents, end of year | $ | 5,415,816 | 5,482,572 |
| Supplemental disclosures of cash flow information: | | | |
| Noncash capital distribution | $ | 3,333 | — |

See accompanying notes to financial statements.

## (1) Organization and Nature of Business

Libra Securities, LLC (Libra or the Company), a Delaware limited liability company, is a wholly owned subsidiary of Libra Securities Holdings, LLC (Libra Holdings) and is a registered broker-dealer.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Company.

## (2) Significant Accounting Policies

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Cash equivalents represent investments in money market accounts which are readily convertible into cash.

### *(b) Securities Transactions*

Proprietary securities transactions are recorded on a settlement-date basis, which does not materially differ from trade-date basis.

Marketable securities are reported at fair value based on quoted prices, and securities not readily marketable are reported at fair value as determined by management, with all changes in fair value and associated realized gains and losses on securities transactions included in net trading gains in the accompanying statements of operations.

### *(c) Underwriting and Corporate Finance Services*

Underwriting revenues include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter. Corporate finance services revenues include fees arising from securities offerings in which the Company acts as placement agent and also include fees earned from providing merger and acquisition and financial restructuring advisory services. Corporate finance services fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

### *(d) Commissions*

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur, which does not materially differ from trade-date basis.

### *(e) Income Taxes*

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes, and accordingly are not subject to income taxes. For tax purposes, income or losses of the Company are the responsibility of



(Continued)

Libra Holdings and are included in the tax returns of Libra Holdings. The Company is subject to, and has provided for, the minimum state and local franchise taxes, which are recorded within other expenses in the accompanying financial statements.

*(f) Fair Value of Financial Instruments*

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value, due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

*(g) Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*(h) Reclassification*

Certain reclassifications have been made to the prior year's presentation to conform to the current year's presentation.

**(3) Membership Interests**

The Company's sole member, Libra Holdings (the Member), shall have the right, but not the obligation, to make additional capital contributions in such additional amounts as the Company may from time to time request, upon authorization of the board of managers. The Member may lend money to, borrow money from, act as a surety, guarantor, or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not the Member.

**(4) Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

**(5) Concentration of Credit Risk**

The Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks, and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including reviewing, as necessary, the credit standing of each counterparty with which it conducts business.



(Continued)

## LIBRA SECURITIES, LLC

Notes to Financial Statements

December 31, 2006 and 2005

### (6) Defined Contribution Plan

The Company participates in a defined contribution retirement plan covering all eligible full-time employees. If the Company elects to make a contribution to the plan in any year, the amount of the contribution is based on a percentage of covered compensation paid to participating employees during each year. The Company's expense related to this plan was $11,686 and $7,624 for 2006 and 2005, respectively, which is included in employee compensation and benefits in the accompanying statements of operations.

### (7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined for regulatory purposes, equal to the greater of $100,000 or 6⅔% of total aggregate indebtedness arising from customer transactions. At December 31, 2006 and 2005, the Company had net capital, as defined for regulatory purposes, of $4,272,362 and $4,403,777, respectively, which was $4,172,362 and $4,303,777, respectively, in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.27 to 1.

### (8) Commitments and Contingencies

The Company leases office space under noncancelable leases in Los Angeles, New York, and Boca Raton, with terms in excess of one year. As of December 31, 2006, future minimum lease payments under the noncancelable leases are as follows:

| | | |
|---|---|---|
| 2007 | | 943,136 |
| 2008 | | 942,344 |
| 2009 | | 975,001 |
| 2010 | | 1,017,182 |
| 2011 | | 984,749 |
| 2012 | | 91,585 |
| | Total | $ 4,953,997 |

Rent expense under these leases was $625,683 and $667,672 for the years ended December 31, 2006 and 2005, respectively, which is included in the occupancy and equipment expense in the accompanying statements of operations.

In the normal course of business, a broker-dealer may be subject to claims or litigation. It is the Company's policy to accrue for liabilities associated with such claims or litigation when a liability is deemed probable and estimable. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on Company's financial position or results of operations.

Schedule 1

**LIBRA SECURITIES, LLC**

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity | $ | 6,588,643 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | | 1,698,082 |
| Prepaid expenses | | 97,123 |
| Other assets | | 511,076 |
| Fidelity bond deductible | | 10,000 |
| Net capital before changes on securities positions | | 4,272,362 |
| Haircuts on securities positions | | — |
| Net capital | $ | 4,272,362 |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ | 1,133,454 |
| Total aggregate indebtedness | $ | 1,133,454 |
| Computation of basic net capital requirement: | | |
| Net capital required – greater of $100,000 or 6⅔% of aggregate indebtedness of $1,133,454 | $ | 100,000 |
| Net capital in excess of requirements | | 4,172,362 |
| Ratio of aggregate indebtedness to net capital | | 0.27 to 1 |

The computation of net capital under Rule 15c3-1 as of December 31, 2006, computed by Libra Securities, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 26, 2006, does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

## LIBRA SECURITIES, LLC

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

# LIBRA SECURITIES, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.



**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

**Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5**

The Manager
Libra Securities, LLC:

In planning and performing our audit of the financial statements of Libra Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2007



END